SNIPP INTERACTIVE INC.

SNIPP EXPANDS RECENTLY ANNOUNCED CONTRACT

WITH A GLOBAL CONSUMER GOODS COMPANY TO US$1.5MM+. US$160,000+

ADDED TO COVER CANADIAN PROMOTIONS

Company Also Provides Final Share Counts Regarding Hip Digital Acquisition-

September 30, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received a second expansion to its recently-signed contract, announced on September 20th, with a global consumer goods company (the “Customer”). The Customer, a leader in household and personal care products originally signed engaged Snipp in March 2016 for services in the US. Last week, the Customer increased the size of the contract to US$1.3 million, making it Snipp’s largest contract to date. The second expansion of the agreement is an example of the scalability of our programs, giving clients the ability to easily extend their reach into new geographies and markets through our platform.

“This latest expansion of an existing agreement is another example of the increasing number of contract expansions we are seeing as customers recognize the value of our integrated technology suite and its value in multiple geographic markets,” commented Atul Sabharwal, Snipp Chief Executive Officer. “We have now launched a number of successful programs in the CPG space in both the US and Canadian markets, so our track record in those two markets in particular is resonating with our multi-national clients. We are very encouraged by this North American trend, because it represents the first stages of proving Snipp’s value as a scalable platform across international markets.”

Visit the Snipp website at http://www.snipp.com/ for examples of Snipp programs.

In addition, Snipp is providing an update to the final share counts relative to its prior news releases dated June 1, 2015 and June 11, 2015 in respect to Snipp’s acquisition (the “Acquisition”) of HIP Digital Media Inc. (“Hip”) on June 11, 2015. As previously announced, share counts were dependent upon various milestones. In that regard, Snipp can now report that it has issued an aggregate of 2,773,371 common shares (the “Consideration Shares”) to the former shareholders of Hip (the “Sellers”) and 228,033 common shares (the “Debt Settlement Shares”) to a former advisor of Hip, all pursuant to the merger agreement dated May 31, 2015, as amended on June 8, 2015. The Consideration Shares and Debt Settlement Shares represent all of the remaining shares issuable in connection with the Acquisition. All of the Consideration Shares and Debt Settlement Shares are subject to a contractual hold period expiring on December 3, 2016.

Atul Sabharwal, CEO of Snipp, stated, “Snipp is pleased to have completed the share issuances with the former shareholders of Hip. We gained significant value from this acquisition, which helped accelerate not only our product road map, but also contributed to the maturity and scalability of our organization’s processes and systems. The decision to buy versus build also benefited the company as we ended up issuing far fewer shares than the original merger agreement contemplated, gained significant time to market for an integrated product, and now own an asset that we can repeatedly monetize.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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